Exhibit (a)(5)

H&Q LIFE SCIENCES INVESTORS

ANNOUNCES APPROVAL OF DECLARATION AMENDMENT AND COMMENCEMENT OF CASH TENDER OFFER

BOSTON, MA, May 2, 2011—H&Q Life Sciences Investors (NYSE: HQL) (the “Fund”) announced today that the Fund’s shareholders approved an amendment to the Fund’s Declaration of Trust (the “Declaration Amendment”) at a special meeting today.  The Declaration Amendment removes certain limitations on the Trustees’ authority to cause the Fund to repurchase its shares. The Fund also announced that it is offering to acquire for cash up to 35% of its outstanding shares at a price equal to 98% of the Fund’s NAV per share as of the close of regular trading on the New York Stock Exchange on the business day immediately following the day the offer expires (the “Pricing Date”) (the “Tender Offer”).

The Tender Offer will commence on May 3, 2011, and will expire at 11:59 p.m., Eastern Time, on May 31, 2011, unless extended (the “Expiration Date”). The Pricing Date is expected to be June 1, 2011. The Tender Offer is being made on the terms and subject to the conditions set forth in the Offer Notice and related Letter of Transmittal, which will be mailed on or about May 3, 2011 to record holders of shares.

The Board of Trustees of the Fund approved the Tender Offer after considering a variety of factors, including the recommendation of Hambrecht & Quist Capital Management LLC, the Fund’s investment adviser (the “Investment Adviser”).  The Tender Offer was recommended to the Trustees by the Investment Adviser pursuant to the terms of a Compromise and Standstill Agreement recently entered into by and among the Investment Adviser, Arthur D. Lipson, Western Investment LLC, Western Investment Hedged Partners L.P., Western Investment Activism Partners LLC, Western Investment Total Return Partners L.P., Western Investment Total Return Fund Ltd., Robert Ferguson, Scott Franzblau, Benchmark Plus Institutional Partners, L.L.C., Benchmark Plus Partners, L.L.C. and Benchmark Plus Management, L.L.C. (collectively, “Western”).  Under that agreement, Western agreed to withdraw its shareholder proposals and refrain from insurgent activities with respect to the Fund and other closed-end funds advised by the Investment Adviser for a period of five years after the date of the later of the 2011 annual meetings held by the Fund and the other closed-end funds advised by the Investment Adviser.

This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund. The Tender Offer will be made only by an Offer Notice, a related Letter of Transmittal and other documents which will be filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO. Shareholders of the Fund should read the Offer Notice and tender offer statement on Schedule TO and related exhibits, as they contain important information about the Tender Offer. Shareholders may obtain further information regarding the Tender Offer from The Altman Group, Inc., the Information Agent for the Tender Offer, by calling (877) 361-7969.

H&Q Life Sciences Investors is a closed-end fund that invests in public and private companies in the life sciences industry. Hambrecht & Quist Capital Management LLC, based in Boston, serves as Investment Adviser to the Fund. Shares of the Fund can be purchased on the New York Stock Exchange through any securities broker.

For more information about H&Q Life Sciences Investors, please visit www.hqcm.com.